COMPENSATION REPORT 2024 Compensation Report 2024 On Holding AG ON COMPENSATION REPORT D R E A M O N ON COMPENSATION REPORT D R E A M O N

ON HOLDING AG COMPENSATION REPORT 22024 Dear Shareholders, We are pleased to present On Holding AG’s (“On”) 2024 compensation report (“Compensation Report”) on behalf of the Nomination and Compensation Committee (“NCC”) and the Board of Directors (“BoD”). On is committed to a compensation framework that supports its values, encourages an entrepreneurial mindset, fosters a diverse, fair and inclusive work environment and rewards exceptional performance. We believe that this compensation strategy is what allows our partnership environment to grow, thrive and achieve its full potential. Our 2024 Compensation Report outlines On’s overall compensation policy, principles and framework. It discloses the compensation awarded to members of both the BoD and the Executive Officers throughout the 2024 financial year. The Executive Officers are David Allemann, Olivier Bernhard and Caspar Coppetti (“Founders”) and Marc Maurer and Martin Hoffmann (“Co-CEOs”). In 2024, changes to the annual cash bonus program approved in Q4 2023 by the NCC and BoD came into effect, the details of which are contained in this report. Otherwise, there were no other changes to our compensation framework or the levels of compensation for the BoD or the Executive Officers for 2024. The main components of the compensation framework implemented in 2023 and the core principles at the center of our philosophy remain unchanged. We believe that the adjustments made in recent years, continue to align long- term shareholder value creation and the development and retention of key talents that will enable us to continue our successful journey as a public company. The 2024 Compensation Report is compiled in accordance with the provisions on compensation set forth in Art. 732 et seq. of the Swiss Code of Obligations which are applicable to listed Swiss companies. Unless the context requires otherwise, the words “we”, “our”, “us”, “On”, “company” and similar words or phrases in the 2024 Compensation Report refer to On and its consolidated subsidiaries. In line with the Swiss Code of Obligations and our articles of association (“On Articles of Association” or “Articles of Association”), we will ask our shareholders to cast a prospective and binding vote on the maximum aggregate amount of compensation for the BoD for their term of office from the 2025 annual general meeting of shareholders (“AGM”) to the 2026 AGM and for the financial year 2026 for Executive Officers. Alex Pérez (Chairman) Amy Banse Ken Fox In addition, in line with Art. 735 para. 3 item 4 of the Swiss Code of Obligations we will ask our shareholders to endorse this 2024 Compensation Report in a consultative vote because our shareholders cast a prospective vote on the maximum aggregate compensation for the BoD and the Executive Officers in relation to fiscal year 2024. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our BoD and Executive Officers and the compensation principles, policies and practices described in this 2024 Compensation Report. We look forward to receiving your support at the forthcoming AGM and thank you for your ongoing trust in On. Sincerely, Members of the Nomination and Compensation Committee

ON HOLDING AG COMPENSATION REPORT 32024 Our compensation policy focuses on aligning the interests of our shareholders, our BoD, Executive Officers and key talent. Across all levels and roles, On is committed to a compensation strategy that supports our values and rewards exceptional performance. Compensation principles align with shareholder interest Alignment to On’s core values Reward entrepreneurial mindset and value contribution Alignment to long-term success of On Commitment to diversity, equity and inclusion Win with the best talent Compensation Policy and Principles While we continue to review and refine our compensation framework annually, the core principles of our compensation philosophy remain unchanged:

ON HOLDING AG 4COMPENSATION POLICY AND PRINCIPLES Alignment to On’s core values - since the very early days of On, we have focused not only on what we do as a team but also how we do it. On is built upon five spirits that serve as our values. The expectation is that these spirits are demonstrated and exhibited in every action and behavior taken by team members. When making decisions about compensation, an important factor considered is the performance of our team members, and how they embrace our five spirits in their demonstrated actions and behaviors and the impact it has on our culture. We believe one differentiating factor of On is the culture we have kept throughout the years and that remains core to our company strategy. Reward entrepreneurial mindset and value contribution - in what we call the Explorer Spirit at On, we encourage all our team members to challenge and rethink the ‘status quo’. An entrepreneurial mindset and driving initiatives to create value is rewarded, be it in terms of recognition and additional responsibility or be it in the form of well-deserved compensation. We seek to directly link cash-based variable compensation to the achievement of the company targets we have set out for ourselves, which includes both financial targets and other key priorities. And we ensure a strong alignment between the contribution of our team members to achieving these targets and compensation. Alignment to long-term success of On - we believe equity participation of our most senior workforce plays a pivotal role in creating an alignment of interests with shareholders. Positioning equity as the key element of compensation serves to incentivize individuals to prioritize and drive long-term value creating initiatives far above short-term target achievement. Commitment to Diversity, Equity and Inclusion - we believe that our growth and success is a direct result of our culture, its diversity and a fair and inclusive work environment where all team members feel respected. We are committed to championing a work environment that promotes fairness and meritocracy. This means a workplace where all team members can succeed regardless of gender, race, social or ethnic origin, sexual orientation, age disability, religion, pregnancy, political opinion, trade union membership, nationality, social origin or other distinguishing characteristics. On assesses all aspects of employment, including training, promotion and compensation, against this commitment to fairness and inclusion. On can only win with the best talent - over the past fifteen years of our existence, we have been reminded time and time again that success does not come easily. Success is a result of consistent, hard work and when everybody contributes as a team, we win as a team. We aim to build high-performing teams with the best people across the organization. To attract the best talent, we consult global benchmark reports to ensure market relevance compared to our peers in terms of revenue, market capitalization and industry focus.

ON HOLDING AG 5 How our philosophy translates into our compensation guidelines: Align BoD and Executive Officers compensation program with shareholder interests Provide excessive benefits or perquisites Weigh our executive pay mix toward variable/at-risk compensation, with incentive plans tied 100% to company financial performance and share price performance, subject to reasonable payout caps Guarantee any portion of our annual or long-term incentives Consider relevant market practices when designing and setting our compensation programs Enter into employment agreements with multi-year terms Analyze and review our compensation programs and practices on a yearly basis What we do What we don’t do COMPENSATION POLICY AND PRINCIPLES

ON HOLDING AG 62024 Compensation Governance Compensation governance at On is overseen by three key bodies: the NCC who advise the BoD on compensation- related matters, the BoD who approve and/or propose for approval by the AGM the compensation-related matters and the shareholders of On who vote on total maximum compensation and the Compensation Report at the AGM. On’s Articles of Association, Organizational Regulations and the NCC Charter outline and define the roles and responsibilities of these bodies. The Articles of Association contain compensation governance provisions regarding: — Approval (binding and prospective) of compensation of BoD and the Executive Officers by the shareholders at the AGM, Art. 7 (11) and 21 — Powers and duties of the NCC, Art. 19 — General principles of compensation, Art. 20 — Additional amount for the Executive Officers, Art. 22. NCC BoD AGM Compensation strategy and guidelines P A Compensation principles (Articles of Association) P A (Subject to AGM Approval) A (binding vote, in case of changes) Key terms of compensation framework for the BoD and Executive Officers P A Maximum aggregate compensation of the non-executive BoD members P A (Subject to AGM Approval) A (binding vote) Maximum aggregate compensation of the Executive Officers (including, where applicable, for their activities as executive members of the BoD) P A (Subject to AGM Approval) A (binding vote) Individual total compensation for each of the Co-CEOs P A Individual total compensation for each of the other Executive Officers P A Employment and termination agreement for each of the Co-CEOs P A Employment and termination agreement for each of the other Executive Officers P A Compensation Report P A A (consultative) A: Approve — P: Propose The general division of duties, responsibilities and powers between these three key bodies of the compensation governance (NCC, BoD and AGM) are presented in the table below, in line with Art. 7 and Art. 19 of the Articles of Association. COMPENSATION GOVERNANCE

ON HOLDING AG 72024COMPENSATION GOVERNANCE Role of the Independent Compensation Consultant The NCC has engaged Compensia, Inc. as its independent consultant for executive and management compensation topics. Compensia reports directly to the NCC, and provides review of the meeting materials, attends meetings as requested, provides market data and advises on evolving trends and best practices in compensation. During the 2024 year, Compensia worked with the NCC and provided various services, including the following: — Review compensation peer group and pay philosophy; — Assess executive compensation practices against peer group and comparable public company norms; — Compare On’s short- and long-term incentive plan design parameters relative to peers and market best practices; and — Formal review of the non-executive director compensation program. For other compensation consulting services including survey data services, review of international compensation plans and policies and other non-executive reward practices, we engaged with Radford for most of our countries and Mercer for certain specific locations and functions. Role of the shareholders at the AGM The BoD submits three separate compensation-related proposals for shareholder approval at the AGM (Art. 7, Art. 19 and Art. 21): — Vote I: Consultative vote for the Compensation Report of the preceding financial year. — Vote II: Maximum aggregate amount of compensation of the non-executive BoD members for the term of office from AGM until the next AGM. — Vote III: Maximum aggregate amount of compensation of the Executive Officers (including, where applicable, for their activities as executive members of the BoD) for the following financial year. Composition and duties of the NCC The NCC is composed of at least three members of the BoD (Art. 19) that are elected individually at the AGM by the shareholders on an annual basis pursuant to Swiss law and On’s Articles of Association. All current members of the NCC are “non-executive” in accordance with the provisions of the Swiss Code of Best Practice for Corporate Governance. The NCC has the duties of supervision and governance of On’s compensation frameworks and philosophy, compensation of the BoD and the Executive Officers as well as the performance evaluation of the Executive Officers. The chairperson of the NCC ensures that the BoD is kept informed in a timely and adequate manner during the term of office with regard to the NCC’s area of responsibility. Please refer to the Corporate Governance section of the Compensation Report for further details on NCC composition, duties and election. The chairperson of the NCC convenes NCC meetings as often as the business of On requires, but at least twice a year.

ON HOLDING AG COMPENSATION REPORT 82024 Mandates outside the On Group According to article 23 of On’s Articles of Association, limitations apply to mandates outside of On and any of its direct or indirect subsidiaries (“On Group”) for BoD members and Executive Officers. The following table provides an overview of mandates held that are subject to such limitations (audited): Non-executive members of the Board of Directors Alex Pérez Invenda Group AG - member of the board Point Break Capital GP Ltd. - member and director Point Break Capital Management LLC - founder and managing partner Point Break Capital LP - limited partner Kenneth A. Fox Stripes LLC - founder and partner (and holds different roles in Stripes group investment entities) A24 Films LLC - member of the board Axonius Inc. - member of the board Erewhon Inc. - member of the board Fireblocks Inc. - member of the board Khaite LLC - member of the board Pleo Financial Services ApS - member of the board Stella & Chewy’s LLC - member of the board Amy Banse Adobe Inc. - member of the board and chair of the compensation committee* Lennar Corporation - member of the board* The Clorox Company - member of the board* (until 20 November 2024) Anchor Group, Inc. - member of the board Dennis Durkin Oura Health Oy - member of the board WebAI - member of the board Laura Miele Electronic Arts - president of entertainment & central development British Film Institute - governor NAACP Entertainment Advocacy Council - member The Game Awards - advisory board member Executive Officers David Allemann Rivr AG - member of the board Swiss Institute Foundation - trustee Caspar Coppetti Innhub La Punt AG - chairman of the board Olivier Bernhard SensoPro AG - member of the board Innhub La Punt AG - member of the board Martin Hoffmann Namuk Holding AG - member of the board Marc Maurer Swiss Entrepreneurs & Startup Association - member of the board * Mandates in listed companies

ON HOLDING AG COMPENSATION REPORT 2024 9

Board of Directors Compensation

Elements of compensation

The Founders do not receive any compensation for their BoD membership, nor for any additional duties pursued in BoD committees. The compensation of the non-executive members of the BoD consists of an annual base fee and an additional compensation awarded for duties pursued in BoD committees, such as chairpersons or ordinary members of the Audit Committee as well as the NCC. No changes were made to the compensation levels for 2024. In order to ensure the independence of the non-executive members of the BoD in executing their supervisory duties, the compensation of the non-executive members of the BoD is in the form of a fixed amount fully compensated with On Class A ordinary shares[1], payable in quarterly installments. We believe that the equity compensation for our non-executive BoD members, for their services as directors, reinforces alignment with our shareholders and is consistent with our overall compensation philosophy to reward an entrepreneurial mindset and value contribution.

Compensation awarded to the Board of Directors in 2024

For 2024, in light of our philosophy of equal partnership, non-executive BoD members received the same annual base fee and additional compensation for duties in committees.

The following table outlines the total compensation, awarded in On Class A ordinary shares, in equity to the members of the BoD for their period of services in 2024 (audited):[2]

Members of the Board of Directors (in CHF)	**Board**	**Audit Committee**	**NCC**	**Compensation** (2)	**Social security contributions** (3)	**Total BoD compensation FY24**	Total BoD compensation FY23
Founders							
David Allemann (1)	Co-Chairman			-	-	-	-
Caspar Copetti (1)	Co-Chairman			-	-	-	-
Olivier Bernhard (1)	Member			-	-	-	-
Non-executive Members							
Alex Pérez	Member	Member	Chairman	265'322	-	265'322	280'503
Kenneth A. Fox	Member		Member	221'193	-	221'193	233'740
Amy Banse	Member		Member	277'983	-	277'983	286'498
Dennis Durkin	Member	Chairman		322'178	-	322'178	333'261
Laura Miele (4)	Member	Member		134'942	-	134'942	-
Total				**1'221'619**	**-**	**1'221'619**	1'134'002

(1) No compensation for their BoD mandates; refer to Executive Officers Compensation section for details on compensation for executive activities.
(2) Represents gross CHF amounts settled in shares, valued at the applicable fair market value grant price in USD of the quarterly grant allocation converted to CHF using quarterly grant date FX rates. The number of shares is determined by dividing each BoD member's pro-rata annual fee for the term of office by the applicable fair market value grant price for the respective quarterly grant. The fair market value grant price is determined as the average of the closing share prices of 10 trading days prior to the date of grant, subject to an administrative period of 2-3 business days to allow for the processing of grants.
(3) Employer-paid social security contributions.
(4) Elected to the BoD as a non-executive board member by the AGM on May 23, 2024 and is also part of the Audit Committee.

1 Technically distributed as fully vested RSUs upon grant date and distributed as shares as soon as practicable.

2 Article 25 of On's Articles of Association allows for loans and credits of up to CHF 1,000,000 at market-based conditions to be granted to BoD members. In 2024, no loans or credits were made to BoD members.

ON HOLDING AG BOARD OF DIRECTORS COMPENSATION 10

On share ownership

The table below shows the shareholdings of the BoD as at December 31, 2024 (audited).[3]

	Class A Ordinary Shares	%	Class B Voting Rights Shares	%	% of Total Voting Power	% of Total Economic Ownership
Independent Members:						
Alex Pérez (1)	10'010'942	3.5 %	-	- %	1.6 %	3.1 %
Kenneth A. Fox (2)	2'369'321	0.8 %	-	- %	0.4 %	0.7 %
Amy Banse	69'412	0.0 %	-	- %	0.0 %	0.0 %
Dennis Durkin	90'903	0.0 %	-	- %	0.0 %	0.0 %
Laura Miele	2'159	0.0 %	-	- %	0.0 %	0.0 %
Total	**12'542'737**	**4.3 %**	**-**	**- %**	**1.9 %**	**3.8 %**

(1) Refers to the number of shares held by Mr. Pérez in his capacity as a member of the Board of Directors and does not include any shares held by entities associated with Point Break Capital Management LLC.
(2) Refers to the number of shares held by Mr. Fox in his capacity as a member of the Board of Directors and does not include any shares held by entities associated with Stripes.



3 Overview does not include the Founders (refer to section on share ownership of Executive Officers below).

ON HOLDING AG 11EXECUTIVE OFFICERS COMPENSATION Executive Officers Compensation Elements of compensation For 2024, there were no significant changes to the compensation framework introduced in 2023. The primary objective continues to be to support future long-term value creation and align the interests of the Executive Officers and extended leadership with those of On, as well as, recognizing and retaining talent to continue our successful journey as a public company. For the Executive Officers, we believe in a strong pay- for-performance compensation program that motivates our Executive Officers to create value for On and its shareholders. For this reason, we have maintained the compensation framework implemented in 2023, consisting of fixed and variable compensation elements, as depicted below: PAY MIX (Starting from 2024) REPORTING YEAR LTI GRANT REPORTING YEAR +1 REPORTING YEAR +2 REPORTING YEAR +3 LTI at target 100% PSUs 2 & 3-year performance / vesting period Annual bonus in cash at target Annual bonus in cash Vesting of LTI Vesting of LTI Additional compensation Additional compensation Base salary Base salary

ON HOLDING AG 12 Fixed compensation Variable compensation Elements of Compensation Base salary Social security, pension and other benefits Annual cash bonus Long-term incentive plan Purpose Base level of income throughout the year, taking into account roles and responsibilities Participation in social security and pension plans as well as additional benefits such as child and expense allowance in line with local market practice This also includes the value of On product purchased through company funded programs and the associated social security contributions Rewards the achievement of annual objectives on a company wide level Rewards the achievement of long-term goals and ensures alignment with shareholder interest and participation in the long- term success of On Performance period n/a n/a One year Two and three years4 Perfomance measures n/a n/a Net Sales, Adjusted EBITDA Compound annual growth rates (CAGR) for Net Sales and Adjusted EBITDA. Additionally, a multiplier based on On’s Total Shareholder Return relative to peers. Payout range n/a n/a 0-125% on performance measures and +/- 25% for individual performance as assessed by the BoD for a maximum payout of 150% 0-200% if TSR is positive and up to 250% if TSR is at/above 90th percentile Payment Cash Contributions to social security and pension plans / other benefits mostly cash Cash Performance Stock Units The fixed compensation includes base salary, as well as pension and other benefits. Variable compensation aligns pay with performance through the annual cash bonus and an equity-based long-term incentive plan (“LTIP”). The annual cash bonus is dependent on the achievement of On’s financial performance compared to annual targets, and the LTIP is dependent on longer-term financial 4 Percentage of total award tied to the three-year performance period will increase from 50% to 75% for 2025. Performance period will be three-years starting in 2026. EXECUTIVE OFFICERS COMPENSATION performance targets and shareholder value creation to increase their commitments for and in the best interest of the company and its subsidiaries. The 2024 Executive Officer compensation elements are summarized in the following table:

ON HOLDING AG 13 Fixed compensation elements Base salary The base salary for members of the Executive Officers is typically paid in cash on a monthly basis. The base salary amount is defined based on market practice and the responsibility, experience and achievements of each member. The base salaries of the Executive Officers are reviewed annually based on the above mentioned factors, whereby adjustments are made in line with market developments. Pension and other benefits Pension benefits are provided through On’s regular pension plan. In addition to pension coverage, other benefits such as health care plans, insurances or equivalent contributions are additionally covered. These allowances are paid together with the Executive Officer’s base salary. In addition, the Executive Officer’s other benefits include non- monetary elements such product allowances. Variable compensation elements Annual cash bonus The annual cash bonus rewards the Executive Officers based on overall company performance, supporting the compensation principle of rewarding an entrepreneurial mindset and value contribution to ensure strong alignment of pay and performance. The annual cash bonus plan is linked to annual goals which are approved by the NCC and the BoD on an annual basis. For 2024, the annual cash bonus was based on the achievement of two financial performance metrics, Net Sales and Adjusted EBITDA, as well as individual performance of the Executive Officers as assessed by the NCC and non-executive members of the BoD. At the beginning of the annual performance period, the NCC proposes, and the BoD approves, the minimum, target and maximum goals for the respective performance metrics. The financial performance metrics and targets are derived from On’s strategic business plan for the respective year. At the end of the performance period, the NCC proposes and the BoD approves the financial performance achievements against the original targets set. For performance at or below the minimum, no bonus is paid out, whereby on-target performance is awarded with a 100% payout. In the case of overperformance, up to a maximum payout of 125% of target can be earned. Additionally, at the end of the performance period, individual performance and the contributions made by each member of the Executive Officers is assessed by the NCC. As a result of this assessment, the NCC proposes and the BoD approves, an individual modifier to be applied to the calculated payout based on the attainment of the financial metrics. This modifier can range from minus 25% to plus 25%, resulting in a maximum final payout of 150% of target for each individual. Additional detail related to 2024 goals and actual achievement, as well as the individual performance modifiers, is provided in a later section of the Compensation Report. EXECUTIVE OFFICERS COMPENSATION

ON HOLDING AG EXECUTIVE OFFICERS COMPENSATION 14

Long term incentive plan
For 2024, the plan in effect remained the 2021 long-term incentive plan ("**LTIP 2021**").

For the Executive Officers, equity grants awarded under the LTIP 2021 in 2024 were solely in the form of Performance Stock Units ("**PSUs**"), with vesting contingent on continued employment and the achievement of two rigorous financial performance metrics, Net Sales and Adjusted EBITDA both measured as a compound annual growth rate ("**CAGR**"), over a two-year and three-year performance period. Percentage of total award tied to the two-year and three-year performance periods was 50% each for 2024. Achievement relative to each metric is assessed independently and a threshold performance level must be achieved to earn a payout for that metric. At threshold, 0% of PSUs are earned, with the number of PSUs earned to increase linearly to a maximum of 200% of target in case of achievement of the maximum performance. The financial goals for both performance periods were approved by the NCC at the beginning of the period.

Performance Achieved	% of PSUs Earned
Threshold	0%
Target	100%
Maximum	200%



The Executive Officers' 2024 PSUs are subject to an award multiplier, if the threshold financial performance goals are achieved. The multiplier can either increase or decrease the PSUs earned, based on the percentile ranking of On's Total Shareholder Return ("**TSR**") relative to a broad market index measured over the same two-year and three-year performance period. If On's TSR ranks below the 55th percentile of the index, the number of PSUs earned are decreased. The number of PSUs earned can be increased if TSR is above the 55th percentile and On's absolute TSR is positive. The PSUs are not eligible for upside adjustment, regardless of ranking relative to the index, if absolute TSR is negative, reinforcing the alignment with shareholder value delivered.

The multiplier will be applied according to the table below:

	Multiplier Factor (x Baseline)	
Percentile Rank vs. Index	Positive TSR	Negative TSR
At/Below 25th Percentile	X 75%	X 75%
55th Percentile (Target)	X 100%	X 100%
At/Above 90th Percentile	X 125%	X 100%

The total number of PSUs that can be earned are capped at 250% of the target PSUs granted for achieving the maximum performance targets on both the financial metrics and the TSR multiplier.

5 The comparison of On's TSR is made relative to a broad index consisting of a subset S&P Developed BMI Consumer Durables & Apparel Index (n=134 constituents in the footwear, apparel/accessories/luxury goods and leisure products GICS codes at the start of the performance period).

ON HOLDING AG 15 Peer group and benchmarking One of our core principles is to ‘Win with the Best Talent’, which is supported through our compensation programs designed to attract, motivate and retain those critical to achieving On’s long-term success. To assess the competitiveness of the Executive Officers compensation structure, the NCC conducts a formal analysis relative to a peer group of companies that are similar to On in scope, products and services offered and geographical presence. Information gathered assists the NCC in setting pay levels and incentive programs that are consistent with the market. On an annual basis, we engage Compensia to review our peer group to ensure it continues to best reflect companies similar to On, demonstrating both high growth and strong consumer brands. Our selection criteria includes: — Publicly-traded independent companies headquartered in Europe and in the U.S.; — Retail/consumer product (focus on direct-to-consumer) and internet/e-commerce Industry companies; — Similar revenue (0.5x - 2.5x On) and market capitalization (0.25x - 4x On); — Global presence; — High revenue growth; and — Strong brand recognition. When setting the Executive Officer’s pay levels, we review market data in framing some key pay decisions; we ultimately determine the appropriate positioning relative to market levels based on performance, criticality and current market practices. The NCC reviews the peer group annually to ensure On’s compensation programs remain competitive against the most relevant external comparator companies. 2024 Peer Group Burberry Group plc Lululemon Athletica, Inc. Canada Goose Holdings, Inc. Moncler S.p.A Columbia Sportswear Company MYT Netherlands Parent B.V. Crocs, Inc. PUMA SE Deckers Outdoor Corporation Revolve Group, Inc. Deliveroo plc Sonos, Inc. Etsy, Inc. The Swatch Group AG Farfetch Limited Under Armour, Inc. Foot Locker Corporation V.F., Inc. Garmin Ltd. YETI Holdings, Inc. Our peer group approved in June 2023, following the annual review conducted by Compensia, used to benchmark executive pay levels and practices and conduct the executive compensation review for 2024 included: EXECUTIVE OFFICERS COMPENSATION

ON HOLDING AG EXECUTIVE OFFICERS COMPENSATION 16

Compensation Mix and Pay Levels

In 2024, the Executive Officer's target compensation was split into approximately 90% variable compensation and 10% fixed compensation. Over 70% of the total target compensation is in LTIP for the Co-CEOs and over 80% for the Founders, supporting our core principle of alignment with the long-term success of On. As a result of the underachievement on the 2024 annual cash bonus, the actual pay mix varied slightly, reinforcing pay-for-performance. No changes were made to the compensation levels for 2024.

Co-CEOs


3.9%
8.5%
15.7%
71.9%

Founders


3.6%
6.8%
6.8%
82.8%

- Target LTI
- Bonus
- Base salary
- Social security & other benefits

Compensation awarded to the Executive Officers in 2024 (audited)

	Fixed compensation				Variable compensation				
Executive Officers (in CHF)	Base salary	Social security contributions (1)	Pension contributions (2)	Other benefits (3)	Annual cash bonus (4)	Awarded LTIP 2021 grant value (5)	Social security contributions on equity compensation (6)	Total compensation FY24	Total compensation FY23
David Allemann	225'000	42'370	41'077	74'195	176'175	2'750'000	–	**3'308'816**	3'400'899
Caspar Coppetti	225'000	39'810	41'067	33'855	176'175	2'750'000	–	**3'265'907**	3'409'052
Olivier Bernhard	225'000	40'676	42'877	47'966	176'175	2'750'000	173'695	**3'456'388**	3'402'483
Martin Hoffmann	325'000	82'046	28'432	37'314	619'800	2'750'000	208'367	**4'050'958**	4'053'976
Marc Maurer	325'000	83'981	25'718	67'800	619'800	2'750'000	253'396	**4'125'695**	4'053'916
Total	**1'325'000**	**288'882**	**179'171**	**261'129**	**1'768'125**	**13'750'000**	**635'458**	**18'207'765**	**18'320'326**

(1) Employer-paid social security contributions on base salary, annual cash bonus, and applicable other benefits.
(2) Employer-paid pension contributions.
(3) Other benefits comprise child allowance, expense allowance, and value of On product purchased through company funded programs.
(4) The payment of the annual cash bonus occurs in the year following which the compensation is allocated to; annual cash bonus amounts include the individual performance modifier applied on top of the calculated payout factor based on financial performance in 2024.
(5) Represents gross CHF amounts awarded in PSUs, valued at the applicable fair market value grant price of the annual grant allocation. The number of shares is determined by dividing each Executive Officer's annual equity entitlement by the applicable fair market value grant price. The fair market value grant price is determined as the average of the closing share prices of 10 trading days prior to the date of grant, subject to an administrative period of 2-3 business days to allow for the processing of grants.
(6) Employer-paid social security contributions on equity-related income, which for 2024 is a result of exercising previously awarded stock options.

ON HOLDING AG 17 Outcome of the 2024 Annual Cash Bonus Performance Achievement For 2024, the NCC and BoD approved changes to the mechanics of the annual cash bonus came into effect. The overall maximum payout remains at 150%, now including a newly introduced individual performance modifier of +/- 25%. These changes are described in more detail below. The annual cash bonus was earned based on two equally weighted financial performance metrics6: Net Sales and Adjusted EBITDA. Achievement relative to each metric is assessed independently and threshold performance must be achieved to earn a payout for that metric. Once the threshold is achieved, the payout grows linearly from 50% to 100% for a target achievement of 91% to 100%. Maximum payout on each metric is capped at 125% of target (see illustration on the right). The two metrics have different maximum performance levels resulting in different payout curves from 100% to 125% (Net Sales was 104% of target and Adjusted EBITDA was 107% of target). Actual 2024 performance on Net Sales and Adjusted EBITDA were just below the target performance level at 95.5% and 96.6% of target respectively. As illustrated in the table below, the overall performance achievement for the 2024 financial year resulted in an annual cash bonus payout factor of 78.3% of the target bonus opportunity before individual performance modifiers were applied (see the illustration below). 6 Refers to consolidated group financials. Annual Cash Bonus Payout Curve Threshold 75% 0% 50% 10 0% 15 0% 20 0% Net Sales Adj. EBITDA Minimum payout with indv. modifier Maximum payout with indv. modifier 91% 100% 104% 107% 125% PERFORMANCE AS % OF TARGET PA YO UT A S % O F TA RG ET Max For 2024, the NCC and BoD assessed the individual performance and contributions of each of the Executive Officers and assigned an individual performance modifier between -25% and +25% to the annual bonus payout factor of 78.3%. The resulting total Annual Cash Bonus payout for the Executive Officers is CHF 1’768’125 for the performance in 2024. These bonus payments will be made in March 2025. Performance Metrics Company Financial Metrics Net Sales 50% 91% 91% 100% 100% 104% 107% 100% 100% 100% 125% 125% 125% 75.1% 81.5% 78.3% 0% 0% 0% 50% +/- 25% % of Target Attainment Payout % of Target Attainment Payout Combined Payout Factor Performance Modifer Range Below Expectations -10% to -25% Meeting Expectations -10% to +10% Above Expectations -10% to +25% Adjusted EBITDA Individual Metrics Individual Performance Modifier Weighting Threshold Target Maximum 95.5% 96.6% EXECUTIVE OFFICERS COMPENSATION Target

ON HOLDING AG 18 Equity Vesting - Outcome of the two year performance period PSUs awarded in 2023 The first tranche of the PSUs granted to On’s Executive Officers in 2023 vests in March 2025, contingent on continued employment and based on our financial results during the performance period 2022-2024. The final amount of PSUs earned is determined by the achievement of two rigorous and equally weighted financial performance metrics, Net Sales CAGR and Adjusted EBITDA CAGR, over the two year performance period and an award multiplier determined by the TSR relative to a broad market index7 measured over the same two-year performance period. 7 The comparison of On’s TSR will be made relative to a broad index consisting of a subset of the S&P Developed BMI Consumer Durables & Apparel Index (n=128 constituents remained in the footwear, apparel/accessories/luxury goods and leisure products GICS codes on 31/12/2024 compared to n=134 on 1/1/2023). Threshold Target 50% 75% 0% 50% 10 0% 15 0% 20 0% 25 0% Net Sales CAGR Adj. EBITDA CAGR 100% 125% 145% 150% PERFORMANCE AS % OF TARGET PA YO UT A S % O F TA RG ET Max 2023 Two Year Performance Period Payout Curve Achievement of each metric is assessed independently and measured as a CAGR. A threshold performance level must be achieved to earn a payout for each metric. At threshold, 0% of the awarded PSUs are earned, with the number of PSUs earned to increase linearly to a maximum of 200% of target in case of achievement of the maximum performance. The two financial performance metrics have different threshold and maximum performance levels relative to target performance. For Net Sales CAGR, the threshold was 67% of target performance, and the maximum was 133% of target performance. For Adjusted EBITDA CAGR, the threshold was 78% of target performance, and the maximum was 122% of target performance. The threshold, target, and maximum performance achievement for both financial performance metrics were approved by the NCC at the beginning of the performance period. At the end of the two year performance period, the Net Sales CAGR and Adjusted EBITDA CAGR were both above the maximum performance level resulting in a payout factor of 200% before the TSR multiplier was applied (see the illustration below). For the two year performance period ending in 2024, On’s TSR of 187% ranked at the 98th percentile of the index, attainment of 177% of target, resulting in an award multiplier of 125%. When the award multiplier is applied to the payout factor of 200%, the resulting final payout factor is the maximum of 250% of the PSUs awarded. EXECUTIVE OFFICERS COMPENSATION

ON HOLDING AG EXECUTIVE OFFICERS COMPENSATION 19

Performance Metrics		Weighting		Threshold	Target	Maximum
Company Financial Metrics 2022-2024	Net Sales 2-year CAGR	50%	% of Target Attainment	67%	100%	133% 147%
			Payout	0%	100%	200%
	Adjusted EBITDA 2-year CAGR	50%	% of Target Attainment	78%	100%	122% 144%
			Payout	0%	100%	200%
			Combined Payout Factor	0%	100%	200%
TSR relative to index group 2022-2024	TSR percentile relative to index	-25% to +25%	Target Attainment	25th	55th	90th 98th
			Multiplier (positive TSR)	0%	100%	125%
Total Payout Factor woth TSR Multiplier			Final Payout Factor	0%	100%	250%

Equity Awards

Following the principles outlined at the beginning of this Compensation Report, focusing on the team spirit and collective group effort to grow the company over the long term, we continue to award the Executive Officers with an equal amount of equity annually.

Equity grants awarded to the Executive Officers in 2024 were solely in the form of PSUs, with vesting contingent on continued employment and the achievement of two rigorous financial performance metrics, Net Sales CAGR and Adjusted EBITDA CAGR, over a two-year and three-year performance period. The PSUs again include a relative TSR multiplier to provide additional alignment with shareholder interests. The first tranche is eligible to be earned at the end of fiscal year 2025.

Total Compensation Awarded to the Executive Officers

The total compensation for the Executive Officers for 2024 amounts to CHF 18.21 million (including social security contributions).

Share Ownership

The table below shows the shareholdings of each Executive Officer as of 31 December 2024, considering the number of directly held shares as well as shares that a person has the right to acquire beneficial ownership of within 60 days (audited).[8]

Executive Officers	Class A Ordinary Shares	%	Class B Voting Rights Shares	%	% of Total Voting Power	% of Total Economic Ownership
David Allemann	3'697'713	1.3%	101'225'000	29.0%	16.4%	4.3%
Caspar Coppetti	3'117'712	1.1%	107'475'000	30.8%	17.3%	4.3%
Olivier Bernhard	5'447'701	1.9%	113'725'000	32.6%	18.7%	5.2%
Martin Hoffmann	1'706'624	0.6%	19'412'500	5.6%	3.3%	1.1%
Marc Maurer	1'206'689	0.4%	19'412'500	5.6%	3.2%	1.0%
Total	**15'176'439**	**5.2%**	**361'250'000**	**nm**	**59.0%**	**15.8%**

8 Class A ordinary shares or Class B voting rights shares that a person has the right to acquire within 60 days of December 31, 2024 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Consequently, the denominator used for calculating such a percentage may be different for each beneficial owner. The numbers and percentages below will not foot due to the unique calculus required by Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

ON HOLDING AG 20 Further compensation information Employment agreements The Executive Officers each have an employment agreement with a twelve-month notice period, which is governed by Swiss law. They are not entitled to severance payments. Their employment agreements also prohibit the Executive Officers from competing against On for a period of up to 12 months after termination of the employment agreement. For the specified non-compete period, On agrees to pay or cause the payment of compensation to the Executive Officer for their compliance with this non-compete undertaking in an amount equal to 100% of the last base salary of the member (excluding any ancillary benefits and subject to deduction of any social security and further deductions). This is payable in monthly installments in arrears, until and for as long as the Executive Officer complies with such non-compete undertaking. On may in its own discretion, in part or in whole, waive compliance with the post-contractual non-compete. Following the termination date, On may only waive compliance with the non-compete subject to a notice period of three months whereupon such compensation payments will no longer be due, unless otherwise agreed with the Executive Officer. In 2024, no loans or credits were made to Executive Officers.9 9 Article 25 of On’s Articles of Association allows for loans and credits of up to CHF 1,000,000 at market-based conditions to be granted to Executive Officers. EXECUTIVE OFFICERS COMPENSATION

ON HOLDING AG COMPENSATION REPORT 212024 Peer Group and Benchmarking In June 2024, following the annual review conducted by Compensia, the peer group was adjusted to ensure it continues to best reflect companies similar to On, demonstrating both high growth and strong consumer brands, following the selection criteria previously identified. Our peer group approved in June 2024 used to benchmark executive pay levels and practices and conduct the executive compensation review for 2025 included the companies listed in the table below. For 2025 we added more of our larger direct competitors in footwear and apparel as On’s revenue and market capitalisation continue to grow. Board of Directors Compensation For 2025, following the executive compensation review conducted by Compensia noted above, the NCC and BoD have approved a marginal increase in the base fee for the compensation of the non-executive members of the BoD. This increase will help ensure that our non- executive directors are compensated adequately for their contributions and at a level in line with our peers. Compared to our peers, total compensation awarded to all non-executive BoD members remains below the median, while average compensation per non-executive member is competitive. They will continue to receive the annual base fee and additional compensation for duties pursued in BoD committees in the form of a fixed amount fully compensated with On Class A ordinary shares, payable in quarterly installments. As previously noted, we continue to believe that the equity compensation for our BoD members, for their services as directors, reinforces alignment with our shareholders and is consistent with our overall compensation philosophy. The Founders will continue to receive no additional compensation for their BoD membership, nor for any additional duties pursued in BoD committees. Outlook for 2025 compensation 2025 Peer Group adidas AG H & M Hennes & Mauritz Burberry Group plc Lululemon Athletica, Inc. Canada Goose Holdings, Inc. Moncler S.p.A Columbia Sportswear Company NIKE, Inc. Crocs, Inc. PUMA SE Deckers Outdoor Corporation Revolve Group, Inc. Deliveroo plc Sonos, Inc. Etsy, Inc. Under Armour, Inc. Foot Locker Corporation V.F., Inc. Garmin Ltd. YETI Holdings, Inc. Executive Officers Pay Mix For 2025, following the executive compensation review conducted by Compensia noted above, the NCC and BoD have approved an adjustment to the compensation framework for the Executive Officers. The collective result of the changes is a net decrease in target compensation for 2025. For 2025, the Co-CEOs will continue to receive compensation under the same framework as 2024, including an adjustment to ensure competitive pay levels for their contributions considering the peer group benchmarking performed as part of the executive compensation review. The resulting increase will be spread across base salary, annual cash bonus at target, and equity at target in the form of PSUs. With consideration of the Founders share ownership, and to further align total compensation with the long-term growth of the company and shareholder interests, the compensation for the Founders will be adjusted to no longer include a base salary10 or annual cash bonus in 2025. Their only form of compensation will be equity awarded solely in PSUs. This will result in an overall decrease in the total annual target compensation awarded. The PSUs will be granted under the framework of the long-term incentive plan described in detail in this document. 10 For 2025, the Founders shall continue to receive a cash payment annually, in March when the PSUs vest, to cover the required employee pension contributions for the income earned from the vesting PSUs. This payment should result in a net payout of CHF 0.

ON HOLDING AG 22OUTLOOK FOR 2025 COMPENSATION Annual Cash Bonus For 2025, there are no planned changes to the annual cash bonus. Performance metrics will again consist of two equally weighted financial performance metrics: Net Sales and Adjusted EBITDA. Achievement relative to each metric is assessed independently and threshold performance must be achieved to earn a payout for that metric. For 2025, we are maintaining the maximum payout of 125% of target based on the attainment of the two financial performance metrics and the individual performance modifier of plus or minus 25%. The maximum payout including the modifier will remain 150% of target. The team spirit remains central to our compensation principles, and company achievement of the financial metrics will remain the primary factor in determining the annual cash bonus which has the added benefit of aligning with the interests of shareholders. The individual modifier gives the NCC the ability to recognize contributions made by the Co-CEOs that help drive the team forward and secure the future success of On. Long-Term Incentive Plan For 2025, the mix between two-year and three-year performance periods for PSUs will be adjusted from 50% each from 2024 compensation to 25% of the PSUs having a two-year performance period and 75% of the PSUs having a three-year performance period for the Executive Officers and senior leaders in the company. Starting from 2026, 100% of all PSUs awarded to the Executive Officers and senior leaders will be linked to a 3 year-performance period. Other than the adjustment to the mix of PSUs, there are no other planned changes to the long-term incentive plan for the Executive Officers. The performance metrics will again consist of two equally weighted financial performance metrics, Net Sales CAGR and Adjusted EBITDA CAGR, and a relative TSR multiplier. For the rest of On team members, there will be only minor changes in the overall compensation framework. Changes made in previous years have paid off and continue to ensure our compensation framework, in a highly competitive global environment, is effective at attracting, motivating and retaining the best talent, and those who are key to our long-term success. The adjustments introduced for the 2025 year are outlined below and are aligned with our pay for performance approach to compensation: — We have set a meaningful budget for our annual salary review process, to ensure we reward our high performing team members, stay competitive in the markets where we hire individuals, as well as support our team members located in countries that have experienced high inflation rates; — For 2025, we are removing the one year vesting cliff from all Restricted Share Unit (“RSU”) equity awards. RSUs will now begin vesting three months after being granted, with 1/12th of the award vesting each quarter until 100% has vested in the month of the three year anniversary of the award; and — For our more senior roles, we have introduced a new hire equity program that may award additional equity, in the form of RSUs and PSUs depending on seniority, in place of cash signing bonuses. This will further increase the alignment of the incentives for new joiners in our more senior roles with those of the company and its shareholders and reward key senior talent that stay for years to support On achieving its long-term goals. This additional equity will be granted under the LTIP 2021 plan, described above in detail.

PricewaterhouseCoopers AG, Birchstrasse 160, 8050 Zürich Telefon: +41 58 792 44 00, www.pwc.ch PricewaterhouseCoopers AG is a member of the global PricewaterhouseCoopers network of firms, each of which is a separate and independent legal entity. Report of the statutory auditor to the General Meeting of On Holding AG, Zurich Opinion We have audited the compensation report of On Holding AG (the Company) for the year ended December 31, 2024. The audit was limited to the information pursuant to article 734a-734f of the Swiss Code of Obligations (CO) in the tables marked 'audited' of the compensation report. In our opinion, the information pursuant to article 734a-734f CO in the accompanying compensation report complies with Swiss law and the Company’s articles of incorporation. Basis for opinion We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the 'Auditor’s responsibilities for the audit of the compensation report' section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Other information The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the tables marked 'audited' in the compensation report, the consolidated financial statements, the financial statements and our auditor’s reports thereon. Our opinion on the compensation report does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the compensation report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the audited financial information in the compensation report or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. Board of Directors’ responsibilities for the compensation report The Board of Directors is responsible for the preparation of a compensation report in accordance with the provisions of Swiss law and the Company’s articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of a compensation report that is free from material misstatement, whether due to fraud or error. It is also charged with structuring the remuneration principles and specifying the individual remuneration components. Auditor’s responsibilities for the audit of the compensation report Our objectives are to obtain reasonable assurance about whether the information pursuant to article 734a-734f CO is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this compensation report. As part of an audit in accordance with Swiss law and SA-CH, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

2 On Holding AG | Report of the statutory auditor to the General Meeting  Identify and assess the risks of material misstatement in the compensation report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.  Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.  Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made. We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied. PricewaterhouseCoopers AG Bruno Rossi Samuel Häring Licensed audit expert Licensed audit expert Auditor in charge Zürich, March 4, 2025 Enclosure:  Compensation report